Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Earnings

Loss from operations before Income Taxes	$(300)	$(326)	$(610)	$(776)
Fixed Charges	473	477	938	947

Total Earnings	$173	$151	$328	$171

Fixed Charges
Interest Expense	$463	$464	$919	$920
Amortization of Debt Costs	8	11	16	23
Interest Element of Rentals	2	2	3	4

Total Fixed Charges	$473	$477	$938	$947

Ratio of Earnings to Fixed Charges (1)	-	-	-	-

(1) Earnings for the three months ended June 30, 2007 and 2006 were insufficient to cover fixed charges by $300 and $326, respectively.
Earnings for the six months ended June 30, 2007 and 2006 were insufficient to cover fixed charges by $610 and $776, respectively.
As a result of such deficiencies, the ratios are not presented above.